SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

CNH Reports Profit of $193 Million in 2004 Before Restructuring Charges

For more information contact:

Rich Nelson External Communications (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

Lake Forest, Illinois (February 3, 2005) CNH Global N.V. (NYSE:CNH) today reported a fourth quarter 2004 net income of $26 million, compared to a fourth quarter 2003 net loss of $111 million. These results include restructuring charges, net of tax, of $22 million and $140 million, respectively, in the two periods. Fourth quarter 2004 basic earnings per share were $.19 ($.11 per diluted share), compared to a net loss of $.84 per share ($.84 per diluted share) in the fourth quarter of 2003.

For the full year, CNH’s net income of $125 million in 2004 compares to a net loss of $157 million in 2003. These results include restructuring charges, net of tax, of $68 million and $187 million, respectively, in the two periods. Basic earnings per share for the year were $.94 ($.54 per diluted share), compared to a net loss of $1.19 per share ($1.19 per diluted share) in 2003.

Excluding restructuring charges, net of tax, CNH reported net income of $193 million in 2004, compared to net income of $30 million in 2003. This $163 million year-over-year improvement exceeded the company’s expectations. The improvement was achieved despite lower fourth-quarter sales of agricultural equipment, primarily due to overall destocking of dealer and company inventories, mainly of combines in North America following the closure of the East Moline assembly plant.

“The people of CNH can be proud of their accomplishments in 2004,” said Paolo Monferino, president and chief executive officer. “The year brought our merger-related initiatives to a successful close. While we see new challenges on the horizon, largely from the escalation of some material costs, especially steel, and the softening of some of our major markets, we now face these challenges from a stronger position, and we expect continued growth in revenue and net income in 2005.”

Fourth quarter sales of agricultural equipment. Net sales of agricultural equipment of $1.9 billion for the quarter were at approximately the same level as in the fourth quarter of 2003, but down about 5% excluding currency variations.

In the fourth quarter, CNH estimates that worldwide industry unit sales of agricultural tractors were up approximately 10% and combine sales were up about 15%. Industry sales of over-40 horsepower tractors were up approximately 26% in North America, 18% in Rest-of-World markets and 8% in Latin America, but were down 1% in Western

■  CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com  ■

Europe. Industry sales of combines were up 43% in North America, which was significantly stronger than expected, 34% in Rest-of-World markets and 17% in Western Europe. In Latin America, industry sales of combines through September were up approximately 30% from the same period in 2003. However, in the fourth quarter, Latin American industry sales of combines declined approximately 10%. In total, fourth quarter worldwide industry unit sales of agricultural equipment increased year-over-year by approximately 10%.

Total retail unit sales of CNH agricultural equipment also increased in the quarter, in line with the global market. Increases in CNH’s retail unit sales in the Americas and Rest-of-World markets were offset by declines in Western Europe. CNH under-produced its retail unit sales of agricultural equipment by approximately 20% in the quarter, reducing worldwide dealer and company inventories of tractors and combines (destocking) by approximately 15%.

Fourth quarter sales of construction equipment. Net sales of construction equipment were $962 million for the quarter, up $164 million or 21% from the fourth quarter 2003. Excluding currency variations, sales were up 16% from the fourth quarter last year.

In the fourth quarter, CNH estimates that total worldwide industry unit sales of light construction equipment increased by about 19%, while sales of heavy construction equipment increased by approximately 13%. Industry unit sales of light equipment were up 23% in North America, 17% in Western Europe, 14% in Rest-of-World markets and up 50% in Latin America (the smallest of the four market areas). For heavy equipment, industry unit sales increased by approximately 35% in North America, 16% in Western Europe and 43% in Latin America. Industry unit sales declined by about 5% in Rest-of-World markets. In total, fourth quarter 2004 worldwide industry sales of light and heavy construction equipment increased by approximately 17% from the same period last year.

In the quarter, total retail unit sales of CNH’s heavy and light construction equipment increased, in line with the global market. CNH under-produced its retail unit sales of construction equipment by approximately 14%, reducing worldwide dealer and company inventories by approximately 13%.

Equipment Operations fourth quarter financial results. Fourth quarter net sales of equipment were $2.8 billion, compared to $2.7 billion for the same period in 2003. Net of currency variations, sales increased by 1% compared to the same period last year. The company’s destocking, primarily of agricultural equipment, partially offset the impact of improved price realization.

CNH Equipment Operations’ fourth quarter gross margin (net sales of equipment less cost of goods sold) increased year-over-year by $48 million, or one percentage point, primarily on the strength of the company’s North American construction equipment business, while the company’s agricultural equipment business gross margin declined slightly in the quarter. Improved price realization and favorable currency translation impacts were offset by unfavorable economics, including higher steel costs, and lower volume and mix. Construction equipment’s gross margin increased in the quarter as higher pricing, volume and mix and savings resulting from the company’s manufacturing rationalization actions more than offset the unfavorable economics. Even though construction equipment operations under-produced retail unit demand by 14% in the quarter, production increased by approximately 20%, compared to the fourth quarter of 2003, driven by higher industry volumes.

CNH defines industrial operating margin as net sales, less cost of goods sold, SG&A and research and development costs. In total, the company’s fourth quarter industrial operating margin of $100 million was approximately the same as in the fourth quarter of 2003, in spite of lower volumes driven by overall company and dealer inventory destocking.

Equipment Operations full year financial results. Full year 2004 net sales of equipment increased to $11.5 billion, up 15% compared to $10.1 billion for the same period in 2003. Net of currency variations, sales increased by 9%. By region, net of currency, sales increased by 24% in the Americas and 2% in Rest-of-World markets, while sales in Western Europe declined by approximately 6%. Worldwide, in addition to the currency impact, sales increased primarily from improved volume and mix, improved price realization and new products.

Equipment Operations’ full year gross margin increased year-over-year to $1.76 billion, or 15.3% of net sales, from $1.48 billion, or 14.7% of net sales, primarily on the strength of the company’s agricultural and construction equipment businesses in the Americas. The company’s agricultural equipment business gross margin increased in dollars but remained flat as a percent of net sales compared with 2003. Higher pricing, favorable currency and higher volume and mix offset unfavorable economics, particularly higher steel costs. Improvements in North America were offset by declines in Europe, where the competitive conditions did not allow for sufficient price increases to recover increased steel costs and other economics. Production of agricultural equipment, for the full year, was just slightly below the level of retail unit sales.

Construction equipment’s results improved significantly in 2004, as gross margin increased both in dollars and as a percent of sales, approaching a more acceptable level. Improved price realization, volume and mix, and impacts of the company’s manufacturing rationalization actions more than offset higher steel costs and other economics. Production of construction equipment, for the full year, was at the same level as retail unit sales.

CNH’s profit improvement initiatives generated savings of approximately $165 million in 2004, from manufacturing footprint and efficiency actions and material cost reductions, excluding steel. Higher steel costs of approximately $160 million were partially offset by steel surcharge pricing, netting to a full year incremental cost of approximately $50 million. New products contributed additional incremental profit, totaling about $30 million for the full year.

For the full year, SG&A costs were 8.0% of net sales, compared with 8.3% of net sales in 2003. Total salaried employment at December 31, 2004 was approximately 3% lower than at December 31, 2003.

In 2004, CNH’s industrial operating margin rose to $567 million, or 4.9% of net sales, compared to $381 million, or 3.8% of net sales, in 2003. The increase, as a percent of net sales, was due mainly to improvements at the company’s construction equipment operations.

For 2004, CNH Equipment Operations adjusted EBITDA was $687 million, or 6.0% of net sales, compared to $501 million, or 5.0% of net sales, in the prior year. Interest coverage was 2.9 times for the full year 2004, compared to 2.1 times for the prior year.

Financial Services fourth quarter financial results. In the fourth quarter of 2004, CNH Capital reported net income of $55 million, compared to $36 million for the same period last year. The improvement was due mainly to lower year-over-year provisions for loan losses.

Financial Services full year financial results. CNH Capital’s net income increased to $159 million in 2004, compared to $93 million in 2003. The significant increase in CNH Capital’s results reflects better spreads on the company’s asset backed securitization transactions and improved margins. Continued improvements in portfolio quality have resulted in steady declines in past due and delinquency rates in CNH Capital’s core business and lower provisions for loan losses for the year. The total serviced portfolio at the end of 2004 increased by 6% compared to the December 31, 2003 level.

Balance sheet. Equipment Operations net debt was $1.3 billion on December 31, 2004, compared to $1.9 billion on December 31, 2003. The year-over-year decline in net debt reflects primarily lower levels of working capital.

Equipment Operations working capital, net of currency variations, was approximately $642 million lower on December 31, 2004 than on December 31, 2003. The $642 million decline includes the $466 million year-end impact of CNH’s European wholesale securitization program, which began in the third quarter of 2004, and the early settlement of a European non-operating receivable of approximately $190 million, in the fourth quarter of 2004. In 2004, at constant currency levels, inventory declined by approximately $85 million in 2004, and third-party payables decreased by approximately $58 million while the net working capital impact of intersegment receivables and payables increased by $97 million. The $85 million full year inventory reduction was achieved because of the destocking actions in the fourth quarter.

As previously announced, CNH contributed $155 million to its US pension plan during 2004. In total, the company’s equipment operations generated approximately $879 million of cash from operating activities, covering the company’s $179 million of capital expenditures made during the year, with the balance principally used to reduce net debt.

Financial Services increased its net debt to $3.6 billion on December 31, 2004 from $3.2 billion on December 31, 2003, supporting its larger on-book portfolio of retail financing contracts. Higher year-end levels of origination activity in the company’s North American businesses were the primary drivers of the increase in the portfolio, net of currency variations. During the quarter, CNH Capital repaid a maturing $500 million bank credit line.

Pension fund and obligation. For 2004, CNH’s US and UK pension plan assets have benefited from returns on assets in excess of CNH’s assumptions and also from the $155 million of contributions to the US plan. The favorable developments with plan assets were offset by decreases in discount rate assumptions, resulting in higher benefit obligation valuations. As a result CNH’s minimum pension liability increased by $122 million, resulting in a net of tax charge to equity of approximately $64 million. For 2005 CNH expects that its pension and medical costs for active employees and retirees will be approximately the same as in 2004. In addition, CNH expects to contribute approximately $90 million to its US pension plan in 2005.

Agricultural equipment market outlook for 2005. CNH expects full-year 2005 worldwide industry unit sales to be flat with 2004 levels. In North America, total industry unit sales are expected to increase approximately 5%, with a possible slowdown in unit sales in the second half. Overall industry unit sales in Europe will be flat to slightly down. In Latin America, after a very strong 2004, industry unit sales of agricultural equipment should decline by about 20%.

In North America, first quarter industry sales of tractors and combines are estimated to remain strong. In Western Europe, implementation of the new agricultural system, which decouples payments to farmers from production, is expected to create uncertainty in those markets, with tractor and combine volumes expected to decline by up to 5%.

In Latin America, we estimate industry sales of tractors to be down by 10% in the quarter, while industry sales of combines are expected to decline by approximately 30% from the high level of 2004. The Brazilian combine market in the first quarter last year was up approximately 70% from the first quarter of 2003 as higher crop prices to the Brazilian farmers bolstered farm incomes. Following declines in commodity prices and changes in exchange rates since that time, we anticipate that combine industry unit sales in the first quarter of 2005 will return to about the same level as in the first quarter of 2003.

Construction equipment market outlook for 2005. CNH expects full year 2005 worldwide industry unit sales of light construction equipment to be up possibly as much as 5%, with North American sales up about 5%. Gains of up to 5%, are anticipated in the Western European and Latin American markets. Industry unit sales in Rest-of-World markets are estimated to decline.

For heavy construction equipment, we expect the worldwide market to be flat to down 5%, in units, for the full year. Although there are marked differences by geographic region industry unit sales in North America should be up about 5%, while the market in Western Europe is estimated to be flat, compared to 2004. Industry unit sales in Rest-of-World markets should be down, compared to 2004.

In the first quarter 2005, we expect that worldwide industry unit sales of light equipment will be stronger than the full year outlook would suggest. Industry unit sales in North America should be up 15%, up 5% to 10% in Western Europe and up about 25% in Latin America. Industry unit sales in Rest-of-World markets are expected to decline.

Industry unit sales of heavy equipment in the first quarter 2005, for the Americas and Western Europe, also are expected to be stronger than the full-year outlook would indicate. Industry unit sales should be up about 15% in North America, approximately 20% in Latin America, and flat in Western Europe. Industry unit sales in Rest-of-World markets, however, are estimated to be down about 30% as the market in China is not expected to repeat its performance of last year.

In January 2005, CNH began the consolidation of its New Holland construction equipment family brands in Europe and Latin America, into one New Holland brand. The company is focusing on two major construction brands globally — Case and New Holland. CNH expects that, long-term, this consolidation will generate additional incremental revenue, allow CNH to provide better support to its dealers, strengthen its dealer network, and result in the availability of a greater range of products. In the near term, this action may result in some network and product line adjustments and increasing support costs.

CNH outlook for 2005. For the full year 2005, CNH expects net sales of equipment to increase by about 5%. However, the company believes it will continue to face higher material costs in the beginning of the year, availability issues for some components and commodities, and, in general, higher volatility of market conditions. CNH remains committed to its goal of generating $500 million of efficiencies in the 2005 to 2007 period. Because of the distribution of CNH’s worldwide manufacturing operations and its global sourcing patterns, the company believes its net results are not unduly exposed to currency-rate variations.

In total, considering all of these factors, the company expects a year-over-year profit improvement of about 15%, depending upon market conditions and commodity cost evolution. However, for the first quarter of 2005, the company believes its net income before restructuring costs should be approximately at the same level as last year in spite of the recent steel cost increases and a planned smaller seasonal inventory build, mainly for combines in the Americas.

###

CNH management will hold a conference call later today to review its fourth quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 12,000 dealers in more than 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.

Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “continue,” “on track,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2003.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Years Ended
	December 31,			December 31,
			%			%
	2004	2003	Change	2004	2003	Change
Revenues:
Net sales
Agricultural equipment	$1,869	$1,885	(1%)	$8,000	$7,125	12%
Construction equipment	962	798	21%	3,545	2,944	20%

Total net sales	2,831	2,683	6%	11,545	10,069	15%

Financial services	176	173	2%	672	621	8%
Eliminations and other	(6)	2		(38)	(24)

Total revenues	$3,001	$2,858	5%	$12,179	$10,666	14%

Net sales:
North America	$1,237	$1,125	10%	$5,241	$4,206	25%
Western Europe	994	1,005	(1%)	3,834	3,739	3%
Latin America	208	211	(1%)	913	712	28%
Rest of World	392	342	15%	1,557	1,412	10%

Total net sales	$2,831	$2,683	6%	$11,545	$10,069	15%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$2,831	$2,683	$2,831	$2,683	$—	$—
Finance and interest income	170	175	27	22	176	173

Total	3,001	2,858	2,858	2,705	176	173

Costs and Expenses
Cost of goods sold	2,429	2,329	2,429	2,329	—	—
Selling, general and administrative	260	239	232	190	28	49
Research and development	70	61	70	61	—	—
Restructuring	32	209	31	209	1	—
Interest expense	128	128	90	84	59	53
Interest compensation to Financial Services	—	—	28	20	—	—
Other, net	55	59	28	34	11	17

Total	2,974	3,025	2,908	2,927	99	119

Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	55	36	2	2
Equipment Operations	5	11	5	11	—	—

Income (loss) before income taxes and minority interest	34	(154)	10	(175)	79	56
Income tax provision (benefit)	1	(42)	(23)	(63)	24	20
Minority interest	7	(1)	7	(1)	—	—

Net income (loss)	$26	$(111)	$26	$(111)	$55	$36

Weighted Average Shares Outstanding:
Basic	133.5	132.5

Diluted, before restructuring	233.7	232.7

Diluted	233.7	132.5

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.36	$0.22

EPS	$0.19	($0.84)

Diluted:
EPS before restructuring, net of tax	$0.21	$0.12

EPS	$0.11	($0.84)

Dividends per share	$0.00	$0.00

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004	2003
Revenues
Net sales	$11,545	$10,069	$11,545	$10,069	$—	$—
Finance and interest income	634	597	82	83	672	621

Total	12,179	10,666	11,627	10,152	672	621

Costs and Expenses
Cost of goods sold	9,782	8,590	9,782	8,590	—	—
Selling, general and administrative	1,110	1,042	929	839	181	203
Research and development	267	259	267	259	—	—
Restructuring	104	271	102	268	2	3
Interest expense	492	481	318	321	208	210
Interest compensation to Financial Services	—	—	113	79	—	—
Other, net	265	241	186	149	52	71

Total	12,020	10,884	11,697	10,505	443	487

Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	8	6	159	93	8	6
Equipment Operations	20	13	20	13	—	—

Income (loss) before income taxes and minority interest	187	(199)	109	(247)	237	140
Income tax provision (benefit)	39	(49)	(39)	(97)	78	47
Minority interest	23	7	23	7	—	—

Net income (loss)	$125	$(157)	$125	$(157)	$159	$93

Weighted Average Shares Outstanding:
Basic	133.3	131.9

Diluted, before restructuring	233.5	205.5

Diluted	233.5	131.9

Basic and diluted earnings (loss) per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$1.45	$0.23

EPS	$0.94	($1.19)

Diluted:
EPS before restructuring, net of tax	$0.83	$0.15

EPS	$0.54	($1.19)

Dividends declared	$0.25	$0.25

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003	2004	2003
Assets
Cash and cash equivalents	$2,082	$1,944	$1,773	$1,801	$309	$143
Accounts, notes receivable and other — net	5,895	5,996	1,596	2,347	4,393	4,003
Intersegment notes receivable	—	—	1,114	1,012	24	—
Inventories	2,515	2,478	2,515	2,478	—	—
Property, plant and equipment — net	1,478	1,528	1,470	1,518	8	10
Equipment on operating leases — net	215	353	—	—	215	353
Investment in Financial Services	—	—	1,419	1,241	—	—
Investments in unconsolidated affiliates	457	429	373	364	84	65
Goodwill and intangibles	3,236	3,393	3,090	3,248	146	145
Other assets	3,025	2,540	2,324	2,141	701	399

Total Assets	$18,903	$18,661	$15,674	$16,150	$5,880	$5,118

Liabilities and Equity
Short-term debt	$2,057	$2,110	$1,064	$1,522	$993	$588
Intersegment short-term debt	—	—	24	—	414	312
Accounts payable	1,657	1,635	1,679	1,836	66	139
Long-term debt	4,906	4,886	3,084	3,193	1,822	1,693
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	5,254	5,156	4,794	4,725	466	445

Total Liabilities	13,874	13,787	10,645	11,276	4,461	3,877
Equity	5,029	4,874	5,029	4,874	1,419	1,241

Total Liabilities and Equity	$18,903	$18,661	$15,674	$16,150	$5,880	$5,118

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$4,881	$5,052	$1,285	$1,902	$3,596	$3,150

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Years Ended		Years Ended		Years Ended
	December 31,		December 31,		December 31,
	2004	2003	2004	2003	2004	2003
Operating Activities:
Net income (loss)	$125	$(157)	$125	$(157)	$159	$93
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	325	346	261	246	64	100
Intersegment activity	—	—	(97)	138	97	(138)
Changes in operating assets and liabilities	(35)	295	590	(157)	(625)	452
Other, net	(14)	120	—	(4)	(64)	53

Net cash from operating activities	401	604	879	66	(369)	560

Investing Activities:
Expenditures for property, plant and equipment	(180)	(194)	(179)	(192)	(1)	(2)
Expenditures for equipment on operating leases	(81)	(51)	—	—	(81)	(51)
Other, net (primarily acquisitions and divestitures)	217	172	(20)	(29)	152	147

Net cash from investing activities	(44)	(73)	(199)	(221)	70	94

Financing Activities:
Intersegment activity	—	—	(72)	484	72	(484)
Net increase (decrease) in indebtedness	(243)	590	(648)	971	405	(381)
Dividends paid	(33)	(33)	(33)	(33)	(109)	(22)
Other, net	(1)	(19)	(1)	(19)	85	54

Net cash from financing activities	(277)	538	(754)	1,403	453	(833)

Other, net	58	100	46	84	12	16

Increase (decrease) in cash and cash equivalents	138	1,169	(28)	1,332	166	(163)
Cash and cash equivalents, beginning of year	1,944	775	1,801	469	143	306

Cash and cash equivalents, end of year	$2,082	$1,944	$1,773	$1,801	$309	$143

Non-Cash Items:
Debt-for-Equity exchange	$—	$2,000	$—	$2,000	$—	$—

Extended indebtedness from Short-Term to Long-Term	$—	$95	$—	$95	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.
Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 7, 2004.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

2.
Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are more fully described in Note 19, “Option and Incentive Plans” to our 2003 Form 20-F. In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure (an amendment of FASB Statement No. 123) (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. During 2003, CNH elected to change to a fair value based method of accounting for stock-based compensation, using the Prospective Method, in accordance with SFAS No. 148.

In December 2004, the FASB issued SFAS No. 123 Revised, “Share Based Payment” (“SFAS No. 123, Revised”) which is effective July 1, 2005. SFAS No. 123, Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. The Company has not yet determined the impact of adopting this statement.

Additionally, compensation expense is reflected in net income (loss) for stock options granted during 2001 which have an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to all stock-based compensation for the three months and years ended December 31, 2004 and 2003:

	Three Months Ended		Years ended
	December 31,		December 31,
	2004	2003	2004	2003
		(in millions, except per share data)
Net income (loss), as reported	$26	$(111)	$125	$(157)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	—	1	—	1

Deduct: Total stock — based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(4)	(4)

Pro forma net income (loss)	$25	$(111)	$121	$(160)

Weighted average shares:
Basic	133.5	132.5	133.3	131.9

Diluted	233.7	132.5	233.5	131.9

Earnings (loss) per share (“EPS”):
As reported:
Basic	$0.19	$(0.84)	$0.94	$(1.19)

Diluted	$0.11	$(0.84)	$0.54	$(1.19)

Pro forma:
Basic	$0.19	$(0.84)	$0.91	$(1.21)

Diluted	$0.11	$(0.84)	$0.52	$(1.21)

3.
Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.5 billion at December 31, 2004 and 2003. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of December 31, 2004 and 2003, $2.5 billion and $1.7 billion, respectively, remained outstanding under these programs.

As part of the programs described above, CNH entered into a wholesale securitization program, in Europe in September 2004, whereby certain of its Equipment Operations’ sold a total of $484 million of receivables and a financial services subsidiary subscribed to $226 million of notes representing undivided retained interests. This facility allows CNH to replace uncommitted factoring lines arranged by Fiat S.p.A (“Fiat”) with its own independent funding alternatives. Proceeds from this transaction, were used to repay debt with third parties and Fiat debt. At December 31, 2004, the amount outstanding under this program was $466 million and the Financial Services subsidiary had an undivided retained interest of $225 million.

In December 2003, the FASB issued FASB Interpretation No. 46, (Revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“Interpretation No. 46R”) This standard replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”) that was issued in January 2003. Interpretation No. 46R modifies or clarifies

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

various provisions of FIN 46. Interpretation No. 46R addresses the consolidation by business enterprises of variable interest entities (“VIEs”), as defined by Interpretation No. 46R. Interpretation No. 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied FIN 46 prior to issuance of Interpretation No. 46R. Otherwise, application of Interpretation No. 46R was required in financial statements of public entities that have interest in structures commonly referred to as special purpose entities (“SPE”) for periods ending after December 15, 2003. The Company adopted the provisions of Interpretation No. 46R during the quarter ended March 31, 2004.

As disclosed above and in Note 4, “Accounts and Notes Receivables” of our Form 20-F, our Financial Services operation uses SPEs in the securitization and sale of its receivables. These SPEs meet the criteria of QSPEs, which are exempt from consolidation under Interpretation No. 46R. The Company has also evaluated its other VIEs, the result of which did not have a material effect on the Company’s financial condition or results of operations.

4.	Inventories — Inventories as of December 31, 2004 and 2003 consist of the following:

	December 31,	December 31,
	2004	2003
	(in millions)
Raw materials	$501	$416
Work-in-process	212	243
Finished goods and parts	1,802	1,819

Total Inventories	$2,515	$2,478

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the year ended December 31, 2004:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	December 31,
	2004	Amortization	and Other	2004
		(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,775	$—	$(98)	$1,677
Construction Equipment	634	—	(53)	581
Financial Services	145	—	(1)	144

Total	2,554	—	(152)	2,402

Intangibles	839	(43)	38	834

Total Goodwill and Intangibles	$3,393	$(43)	$(114)	$3,236

During the fourth quarter of 2004, various tax valuation allowances totaling approximately $165 million, established in the purchase accounting related to the acquisition of CNH America LLC (formerly Case Corporation), were resolved resulting in a reduction of goodwill. This adjustment is reflected in the column Foreign Currency Translation and Other in the table above.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

As of December 31, 2004 and 2003, the Company’s intangible assets and related accumulated amortization consisted of the following:

		December 31, 2004			December 31, 2003
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
		(in millions)
Intangible assets subject to amortization:
Engineering drawings	20	$335	$86	$249	$335	$69	$266
Dealer Network	25	216	44	172	216	35	181
Software	5	53	27	26	24	9	15
Other	10-30	123	46	77	147	60	87

		727	203	524	722	173	549

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		37	—	37	17	—	17

		$1,037	$203	$834	$1,012	$173	$839

CNH recorded amortization expense of approximately $43 million and $37 million for the years ended December 31, 2004 and 2003, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2005 to 2009 is approximately $45 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of December 31, 2004 and December 31, 2003:

	Consolidated		Equipment Operations		Financial Services
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003	2004	2003
			(in millions)
Short-term debt:
With Fiat Affiliates	$672	$698	$331	$403	$341	$295
Other	1,385	1,412	733	1,119	652	293
Intersegment	—	—	24	—	414	312

Total Short-term debt	2,057	2,110	1,088	1,522	1,407	900

Long-term debt:
With Fiat Affiliates	1,111	1,731	892	1,380	219	351
Other	3,795	3,155	2,192	1,813	1,603	1,342
Intersegment	—	—	—	—	700	700

Total Long-term debt	4,906	4,886	3,084	3,193	2,522	2,393

Total debt:
With Fiat Affiliates	1,783	2,429	1,223	1,783	560	646
Other	5,180	4,567	2,925	2,932	2,255	1,635
Intersegment	—	—	24	—	1,114	1,012

Total debt	6,963	6,996	4,172	4,715	3,929	3,293

Less:
Cash and cash equivalents:
With Fiat Affiliates	1,151	1,325	1,136	1,315	15	10
Other	931	619	637	486	294	133
Intersegment notes receivables	—	—	1,114	1,012	24	—

Net debt	$4,881	$5,052	$1,285	$1,902	$3,596	$3,150

On May 18, 2004, $500 million of Case New Holland, Inc. 6% Senior Notes due 2009 (the “6% Senior Notes”) were issued. The 6% Senior Notes, issued at a discount, resulted in net proceeds of approximately $474 million. The 6% Senior Notes, like the $1.05 billion of Case New Holland, Inc. 9 1/4% Senior Notes due 2011, are fully and unconditionally guaranteed by CNH and certain of its direct and indirect subsidiaries and contain certain covenants that restrict our ability to, among other things, incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; restrict dividend or other payments by our restricted subsidiaries; use assets as security in other transactions; enter into sale and leaseback transactions; and sell certain assets or merge with, or into, other companies. In addition, certain of the related agreements governing our subsidiaries’ indebtedness contain covenants limiting their incurrence of secured debt or structurally senior debt.

During the fourth quarter of 2004 New Holland Credit Company, a Financial Services’ subsidiary of CNH, repaid in two installments the full amount of $500 million drawn under the three-year committed syndicated facility maturing on December 13, 2004.

At December 31, 2004, CNH had approximately $4.1 billion available under $7.0 billion of total lines of credit and asset-backed facilities.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Fiat is the majority shareholder of CNH. CNH participates in the Fiat cash management system with other Fiat affiliates. Cash and cash equivalents deposited with Fiat affiliates as part of the Fiat cash management system is repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

7.
Income Taxes — For the three months ended December 31, 2004 and 2003, effective income tax rates were 2.9% and 27.3% respectively. For the years ended December 31, 2004 and 2003, effective income tax rates were 20.9% and 24.6%, respectively. For 2004 and 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to losses in certain jurisdictions where no immediate tax benefit is recognized, offset by increased taxable income in jurisdictions where a benefit for losses has not been previously recorded and favorable resolution of previously pending tax matters. Additionally, our effective rate for 2004 was positively impacted by certain restructuring actions taken in the second quarter.

8.
Restructuring — During the three months and year ended December 31, 2004, CNH expensed approximately $32 million and $104 million, respectively of restructuring costs. The restructuring costs primarily relate to severance, and other costs incurred due to headcount reductions and facility closings. During the three months and year ended December 31, 2004, utilization, foreign exchange and other adjustments totaled approximately $48 million and $129 million, respectively. Utilized amounts primarily relate to involuntary employee severance costs and costs related to the closing of facilities. As of December 31, 2004 and December 31, 2003, CNH had accrued restructuring costs of $47 million and $72 million, respectively.

9.
Employee Benefit Plans and Postretirement Benefits — On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Medicare Act”) was signed into law. The Medicare Act introduced a prescription drug benefit program under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans. Certain accounting issues raised by the Medicare Act, such as how to account for the federal subsidy, are not explicitly addressed by FASB Statement No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The FASB issued FASB Staff Position (“FSP”) No. FAS 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”, (“FSP No.106-1”) that allowed sponsors to elect to defer recognition of the effects of the Medicare Act. In May 2004, the FASB issued FSP No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”) which provides guidance on accounting for the effects of the Medicare Act for employers that sponsor postretirement heath care plans that provide prescription drug benefits.

The Company has adopted this FSP and re-measured its related plans in 2004. This resulted in a reduction in the accumulated postretirement benefit obligation (“APBO”) for the subsidy related to benefits attributed to past service of approximately $70 million. The Company has elected to reflect the impact of the Medicare Act prospectively from the date of the change. The subsidy resulted in a reduction in 2004 net periodic postretirement benefit costs of approximately $10 million. The Company has not incurred a reduction in current gross benefit payments and expects to receive subsidy payments beginning in 2006.

In the United States, our contract with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”) expired in May 2004. Negotiations began in the first quarter of 2004. The UAW continued to work without a contract until

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

November 3, 2004, at which point they went on strike. As a result, CNH implemented contingency plans for continued production utilizing salaried employees and temporary replacement workers. On November 22, 2004, CNH declared an impasse in negotiations and unilaterally implemented certain terms and conditions of its final proposal. On that same day the UAW indicated that it was ending the strike and advised its members to return to work, but that it did not agree that negotiations were at impasse nor did it agree with the implemented terms. Later that same day, CNH declined to accept the offer to return to work in furtherance of its bargaining position and the strike was converted to a lockout.

The Company’s final proposal includes changes to the U.S. defined benefit pension plans and post-retirement healthcare plans for active UAW represented employees. These changes will result in changes to our benefit cost computation in periods following the effective date of the change.

During the second and third quarters of 2004, CNH made discretionary contributions to its U.S. defined benefit pension plan trust of $80 million and $75 million, respectively.

10.
Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2004 for this commitment is as follows:

Amount
(in millions)
Balance, January 1, 2004	$183
Current year provision	287
Claims paid and other adjustments	(272)

Balance, December 31, 2004	$198

11.
Shareholders’ Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 19, 2004. Declaration of the dividend was approved by shareholders at the Annual General Meeting, which was held on April 26, 2004. The dividend was paid on May 25, 2004 to shareholders of record at the close of business on May 18, 2004.

In April 2003, CNH issued 8 million shares of Series A preference shares (“Series A Preferred Stock”) in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies. The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will automatically convert into 100 million CNH common shares at a conversion price of $20 per share if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation, whatever remains of the Company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

12.
Earnings (Loss) per Share - The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months and years ended December 31, 2004 and 2003.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003
	(in millions, except per share data)
Basic:
Net income (loss)	$26	$(111)	$125	$(157)

Weighted average shares outstanding — basic	133.5	132.5	133.3	131.9

Basic earnings (loss) per share	$0.19	$(0.84)	$0.94	$(1.19)

Diluted:
Net income (loss)	$26	$(111)	$125	$(157)

Weighted average shares outstanding — basic	133.5	132.5	133.3	131.9
Effect of dilutive securities (when dilutive)	100.2	—	100.2	—

Weighted average shares outstanding — diluted	233.7	132.5	233.5	131.9

Diluted earnings (loss) per share	$0.11	$(0.84)	$0.54	$(1.19)

On October 13, 2004 the FASB Emerging Issues Task Force (“EITF”) ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“Issue No. 04-8”) which changes the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the forth quarter of 2004, under the provisions of Issue No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented. Earnings (loss) per share for the three months and year ended December 31, 2003 have not been adjusted as the impact would have been anti-dilutive.

Subsequent to the issuance of Financial Accounting Standards Board (“FASB”) Statement No. 128, “Earnings Per Share” (“Statement No. 128”) the FASB staff issued Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share,” (“Topic D-95”) to address the effect of participating convertible securities on the computation of basic EPS. Topic D-95 clarifies that participating securities that are convertible into common stock be included in the computation of basic EPS if the effect is dilutive. Topic D-95 states that the determination of how participating convertible securities should be included in the computation of basic EPS (that is, using either the if-converted method or the two-class method) is an accounting policy decision; however, the dilutive effect on basic EPS cannot be less than that which would result from the application of the two-class method that would be required if the same security were not convertible. EITF Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”) provides the EITF’s consensus on various issues related to these topics. EITF No. 03-6 will have an impact on basic earnings per share beginning in 2005, when the Series A Preferred Stock becomes participating. Since the Series A Preferred Stock participates at the prevailing common dividend yield, the impact on basic earnings per share in 2005 cannot be determined.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

13.	Comprehensive Income (Loss) — Comprehensive income (loss) for the three months and years ended December 31, 2004 and 2003 is as follows:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003
		(in millions)
Net income (loss)	$26	$(111)	$125	(157)
Other comprehensive income (loss), net of tax:
Cumulative translation adjustment	108	106	86	263
Deferred gains (losses) on derivative financial instruments	23	14	23	14
Unrealized gains (losses) on retained interests in securitized transactions	(2)	2	(2)	20
Minimum pension liability adjustment	(64)	(1)	(64)	(1)

Comprehensive income (loss)	$91	$10	$168	$139

14.
Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of Equipment Operations.

A reconciliation of consolidated net income (loss) per U.S. GAAP to results of operations reported to Fiat is as follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2004	2003	2004	2003
		(in millions)
Net income (loss) per U.S. GAAP statements	$26	$(111)	$125	$(157)
Adjustments to convert from U.S. GAAP to accounting principles followed by Fiat:
Amortization of goodwill and other intangibles	(44)	(40)	(170)	(166)
Restructuring charge	4	93	20	111
Other, net	26	(3)	33	(12)

Net income (loss) per accounting principles followed by Fiat	12	(61)	8	(224)

Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	7	—	23	7
Income tax provision (benefit)	(21)	(33)	28	(25)
Restructuring charge	28	116	84	160
Net financial expense	95	100	387	354
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(5)	(7)	(24)	(13)
Results of operations per accounting principles

followed by Fiat	$116	$115	$506	$259

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following summarizes results of operations by segment per accounting principles followed by Fiat:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2004	2003	2004	2003
		(in millions)
Agricultural Equipment	$(11)	$65	$196	$181
Construction Equipment	51	(9)	74	(78)
Financial Services	78	59	242	163
Eliminations	(2)	—	(6)	(7)

Results of operations per accounting principles follwed by Fiat	$116	$115	$506	$259

15.
Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing quarterly results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the Securities and Exchange Commission. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income (Loss) Before Restructuring and Earnings (Loss) Per Share Before Restructuring

CNH defines net income (loss) before restructuring as U.S. GAAP net income (loss), less U.S. GAAP restructuring charges, net of tax.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

The following table reconciles net income (loss) to net income (loss) before restructuring, net of tax and the related pro-forma earnings (loss) per share:

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003
		(in millions)
Net income (loss)	$26	$(111)	$125	$(157)

Restructuring, net of tax:
Restructuring	32	209	104	271
Less: Tax Benefit	(10)	(69)	(36)	(84)

Restructuring, net of tax	22	140	68	187

Net Income (loss) before restructuring	$48	$29	$193	$30

Weighted-average shares outstanding:
Basic	133.5	132.5	133.3	131.9
Effect of dilutive securities (when dilutive)	100.2	100.2	100.2	73.6

Diluted	233.7	232.7	233.5	205.5

Basic:
EPS before restructuring	$0.36	$0.22	$1.45	$0.23

EPS	$0.19	$(0.84)	$0.94	$(1.19)

Diluted:
EPS before restructuring	$0.21	$0.12	$0.83	$0.15

EPS	$0.11	$(0.84)	$0.54	$(1.19)

Industrial Gross and Operating Margin

CNH defines industrial gross margin (“Gross Margin”) as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin (“Operating Margin”) as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Years Ended
	December 31,				December 31,
	2004	%	2003	%	2004	%	2003	%
	(in millions)
Net sales	$2,831		$2,683		$11,545		$10,069
Less:
Cost of goods sold	2,429		2,329		9,782		8,590

Gross margin	402	14.2%	354	13.2%	1,763	15.3%	1,479	14.7%
Less:
Selling, general and administrative	232		190		929		839
Research and development	70		61		267		259

Industrial operating margin	$100	3.5%	$103	3.8%	$567	4.9%	$381	3.8%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for equipment operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash provided (used) by operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles Equipment Operations net cash provided (used) by operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003
		(in millions)
Net Cash from Operating Activities	$174	$151	$879	$66
Net Interest Expense:
Interest Expense	90	84	318	321
Less: Finance and Interest Income	(27)	(22)	(82)	(83)

Net Interest Expense	63	62	236	238
Income Tax Provision (Benefit)	(23)	(63)	(39)	(97)
Restructuring:
Equipment Operations	31	209	102	268
Financial Services	1	—	2	3
Change in Other Operating Activities	(81)	(190)	(493)	23

Adjusted EBITDA	$165	$169	$687	$501

Interest Coverage Ratio

CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of Equipment Operations interest coverage ratio by CNH.

	Years Ended
	December 31,
	2004	2003
	(in millions, except ratios)
Adjusted EBITDA	$687	$501

Net Interest Expense	$236	$238

Interest Coverage Ratio	2.9	2.1

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net debt is defined as total debt less cash and cash equivalents and intersegment notes receivables. The calculation of net debt is shown below:

	Consolidated		Equipment Operations		Financial Services
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2004	2003	2004	2003	2004	2003
	(in millions)
Total Debt	$6,963	$6,996	$4,172	$4,715	$3,929	$3,293
Less:
Cash and cash equivalents:
With Fiat Affiliates	1,151	1,325	1,136	1,315	15	10
Other	931	619	637	486	294	133
Intersegment notes receivables	—	—	1,114	1,012	24	—

Net Debt	$4,881	$5,052	$1,285	$1,902	$3,596	$3,150

Working Capital

Working capital is defined as accounts, notes receivable and other-net (excluding intersegment notes receivable) plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of December 31, 2004 using December 31, 2003 exchange rates. The calculation of Equipment Operations working capital is shown below:

		December 31, 2004
	December 31,	at December 31,	December 31,
	2004	2003 FX Rates *	2003
		(in millions)
Accounts, notes receivable and other — net — Third Party	$1,547	$1,505	$2,217
Accounts, notes receivable and other — net — Intersegment	49	47	130

Accounts, notes receivable and other — net — Total	1,596	1,552	2,347

Inventories	2,515	2,393	2,478

Accounts payable — Third Party	(1,635)	(1,554)	(1,612)
Accounts payable — Intersegment	(44)	(44)	(224)

Accounts payable — Total	(1,679)	(1,598)	(1,836)

Working capital	$2,432	$2,347	$2,989

* Amounts exclude impact of 2004 acquisitions and divestitures .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer

February 3, 2005